SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
CNPJ/MF nº 06.164.253/001-87
NIRE 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 20, 2016

I. Date, Time and Place: June 20, 2016, at 08 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3, Prédio 15, Board of Directors’ Meeting Room, Jardim Aeroporto, in the city of São Paulo, State of São Paulo, CEP 04626-020 (“Company”). II. Attendance: All the members of the Board of Directors of the Company. III. Chairmanship of the Meeting: Mr. Edmar Prado Lopes Neto was the chairman of the meeting, and invited me, Eduardo José Bernardes Neto, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors, in compliance with article 124, paragraph 4 of Law no. 6404, dated December 15, 1976, as amended (“Corporations Act”). V. Agenda: To adopt resolutions on the following matters: (a) authorization for a personal guarantee to be granted by the Company on behalf of the holders of the New Notes (as defined below) as guarantee of the obligations to be undertaken by Gol LuxCo S.A. (“Gol LuxCo”), a wholly-owned subsidiary of the Company, within the scope of the Exchange Offer (as defined below); (b) authorization of granting powers to the Board of Executive Officers of the Company to perform any and all acts and sign any and all documents as may be necessary for the guarantee referred to in item “(a)” above to be granted and for carrying out the Exchange Offer (as defined below); and (c) the confirmation of any and all acts performed by the Board of Executive Officers of the Company, as may be necessary for the guarantee referred to in item “(i)” above to be granted and for carrying out the Exchange Offer (as defined below). VI. Resolutions: After the necessary explanations were provided, the members of the Board of Directors decided and, by unanimous vote, approved: (a) the granting of a personal guarantee from the Company in order to irrevocably and irreversibly guaranteeing the obligations to be undertaken by Gol LuxCo, within the scope of the private offers of exchange (“Exchange Offers”) of the foreign debt notes: (i) at a remuneration rate of 7.50% and maturity date in 2017, issued by Gol Finance (“Finance”), for cash and new foreign debt notes at a remuneration rate of 9.50% and maturity date in 2018 (“New 2018 Notes”), to be issued by LuxCo; (ii) at a remuneration rate of 9.250% and maturity date in 2020, issued by Finance, at a remuneration rate of 8.875% and maturity date in 2022, issued by LuxCo, and at a remuneration rate of 10.750% and maturity date in 2023, issued by LuxCo, for cash and new foreign debt notes at a remuneration rate of 9.50% and maturity date in 2021 (“New 2021 Notes”), to be issued by the Issuer; and (iii) at a remuneration rate of 8.75% and with no maturity date, issued by Finance, for new foreign debt notes with a remuneration rate of 9.50% and maturity date in 2028, to be issued by Gol LuxCo (“New 2028 Notes” and, together with the New 2018 Notes and the New 2022 Notes, the “New Notes”); (b) the granting to the Board of Executive Officers of the Company all the powers necessary to perform any and all acts and sign any and all documents necessary for the guarantee referred to in item “(a)” above to be granted and for carrying out the Exchange Offer, being entitled to agree upon and execute any agreements, communications, notices, certificates or documents as deemed to be necessary or appropriate for granting the guarantee referred to in item “(a)” above and for carrying out the Exchange Offer; and (c) confirmed all the acts performed up to now by the Board of Executive Officers of the Company in relation to the granting of the guarantee referred to in item “(a)” above and to the carrying out of the Exchange Offer. VII. Adjournment of the Meeting and Drawing-up of these Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was adjourned for the necessary time for the drawing-up of these minutes. After the meeting was reopened, these minutes were read, checked and signed by the attendees. Signatures: Chairmanship of the Meeting: Edmar Prado Lopes Neto – Chairman; Eduardo José Bernardes Neto – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constatino Neto, William Charles Carroll, Antonio Kandir, Germán Pasquale Quiroga Vilardo and Richard Freeman Lark Jr. I hereby certify that this is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, June 20, 2016.

__________________________________ Edmar Prado Lopes Neto Chairman	__________________________________ Eduardo José Bernardes Neto Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.